3/11/03

SEC 03014663 COMMISSION
Washington, ... 549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID M. POLEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14502 N. Dale Mabry, Suite 303
(No. and Street)

Tampa (City) FL (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael R. Jacqmin (813) 265-3565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

2700 South Commerce Parkway, Suite 300, Weston, FL 33331-3621
(Address) (City) (State) (Zip Code)

PROCESSING SECTION
RECEIVED
MAR 10 2003
MAIL
WASH, D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, David M. Polen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David M. Polen Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janean Reschlein
MY COMMISSION # CC989455 EXPIRES
May 7, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DAVID M. POLEN SECURITIES, INC.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2002

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 8
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1	10

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
David M. Polen Securities, Inc.

We have audited the accompanying statement of financial condition of David M. Polen Securities, Inc. (a wholly-owned subsidiary of Polen Capital Management, Inc.), as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David M. Polen Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Miami, Florida
February 5, 2003

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$	33,073
Receivable from clearing broker		8,107
Investment in Securities, at fair value		20,000
Advances to Parent Company		462,455
Total assets	$	523,635

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities - accrued expenses	$	10,500
Stockholder's equity		
Common stock - no par value, authorized 200 shares, issued and outstanding 100 shares		39,443
Retained earnings		473,692
Total stockholder's equity		513,135
Total liabilities and stockholder's equity	$	523,635

The accompanying notes are an integral part of this statement.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENT OF INCOME

Year Ended December 31, 2002

Revenue	
Commissions	$ 561,929
Other income	31,267
Interest and dividend income	406
Net revenue	593,602
Expenses	
Clearing fees	179,116
Unrealized loss on investments	26,100
Professional fees and other	18,975
Total expenses	224,191
Net income	$ 369,411

The accompanying notes are an integral part of this statement.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2002

	Common Stock	Retained Earnings	Total
Balance at December 31, 2001	$ 39,443	$ 854,281	$ 893,724
Net income	-	369,411	369,411
Dividends	-	(750,000)	(750,000)
Balance at December 31, 2002	$ 39,443	$ 473,692	$ 513,135

The accompanying notes are an integral part of this statement.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 369,411
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized loss on investments	26,100
Changes in operating assets and liabilities:	
Decrease in receivable from clearing broker	2,934
Increase in advances to Parent company	(395,763)
Decrease in accrued expenses	(1,500)
Net cash provided by operating activities	1,182
Net increase in cash and cash equivalents	1,182
Cash and cash equivalents at beginning of year	31,891
Cash and cash equivalents at end of year	$ 33,073

Non-cash financing transaction

During 2002, the Company declared a $750,000 dividend to the Parent Company. This dividend was effectively paid by reducing the amount due from the Parent Company for outstanding advances.

The accompanying notes are an integral part of this statement.

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization

David M. Polen Securities, Inc. was incorporated under the laws of the State of New York on January 30, 1979. The Articles of Incorporation authorize the Company to issue and have outstanding 200 shares of common stock with no par value.

Nature of Business

David M. Polen Securities, Inc. (the "Company"), a wholly-owned subsidiary of Polen Capital Management, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business on a fully disclosed basis with Neuberger & Berman (the "Clearing Broker") pursuant to a clearing agreement. The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of or for customers.

Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents.

(continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement-date basis. Such amounts do not differ materially from those that would be recorded under generally accepted accounting principles, which require that commission revenue and expenses be recorded on a trade-date basis.

Income Taxes

No provision for federal or state income taxes has been made as the Company files a combined return with the Parent as a qualified Subchapter S subsidiary. As such, the Company is not liable for federal and state income tax payments.

Fair Value of Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short-term maturities of these instruments.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business with the Clearing Broker on behalf of its customers and for its own proprietary accounts. During 2002, the Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by the Clearing Broker pursuant to the clearing agreement. The Clearing Broker remits the net commission income to the Company on a monthly basis for the previous months activity.

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

(continued)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002

NOTE C - OFF - BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK - Continued

The Company currently derives all of its commission revenue as an introducing broker acting on behalf of clients of the Parent Company.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Broker and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Broker to obtain additional collateral from the Company's customers. It is the policy of the Clearing Broker to value the short positions daily and to obtain additional deposits where deemed appropriate. As of December 31, 2002 the Company did not have any open short positions.

NOTE D - RELATED PARTY TRANSACTIONS

The Company shares in certain revenue and expense items with the Parent Company. These items are allocated to the Company by the Parent Company. During the year ended December 31, 2002, this resulted in $31,267 of Other Income being allocated to the Company.

The Parent Company pays certain expenses on behalf of the Company. In addition, the Company advanced funds to the Parent. As of December 31, 2002 the Company had outstanding advances to the Parent in the amount of $462,455. Outstanding advances are non-interest bearing.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) which requires that net capital, as defined, shall be the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2002, the Company had net capital of $30,148 which exceeded its requirement of $5,000 by $25,148. The ratio of aggregate indebtedness to net capital was .35 to 1.

SUPPLEMENTARY INFORMATION

David M. Polen Securities, Inc.
(A Wholly-Owned Subsidiary of Polen Capital Management, Inc.)
Report Pursuant to Rule 17a-5(d)

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2002

Credits - stockholder's equity	$ 513,135
Debits	
Nonallowable assets	
Advances to Parent company	462,455
Restricted securities	20,000
Haircut on money market balances	532
Total debits	482,987
Net capital	30,148
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness	5,000
Excess net capital	$ 25,148
Aggregate indebtedness - accrued expenses	$ 10,500
Ratio of aggregate indebtedness to net capital	.35 to 1

No differences in net capital exist between the above computation and the computation included in the Company's corresponding unaudited Form A-17A-5 Part II filing.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

777 Brickell Avenue – Suite 1100
Miami, FL 33131
T 305-341-8040
F 305-341-8099
W www.grantthornton.com